3/11/02

02007636

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number: 3235-0123
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SEC FILE NUMBER
8- 41389

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CANTOR, WEISS & FRIEDNER, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 THIRD AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Paul Cantor (212) 350-7200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP
(Name — if individual, state last, first, middle name)

575 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19/02

OATH OR AFFIRMATION

I, Paul Cantor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cantor, Weiss & Friedner, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

Richard Levy
Notary Public, State of New York
No. 24-2341920
Qualified in Kings County
Commission Expires March 30, 2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CANTOR, WEISS & FRIEDNER, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

575 Madison Avenue
New York, NY 10022-2597
Tel 212.355.1700 Fax 212.355.2414
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cantor, Weiss & Friedner, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Cantor, Weiss & Friedner, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cantor, Weiss & Friedner, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Richard A. Eisner & Company, LLP

New York, New York
February 12, 2002

CANTOR, WEISS & FRIEDNER, INC.

Statement of Financial Condition
December 31, 2001

ASSETS	
Cash	$ 8,434
Commissions receivable	324,374
Due from clearing broker	2,293,591
Furniture, fixtures, office equipment and leasehold improvements (net of accumulated depreciation and amortization of $790,075)	307,723
Other assets	45,151
	$ 2,979,273
LIABILITIES	
Commissions payable	$ 31,657
Accrued expenses and other liabilities	89,722
	121,379
Commitments and contingency (Notes C, D and E)	
Subordinated loan payable	200,000
STOCKHOLDERS' EQUITY	
Common stock - no par value; 200 shares authorized; 165.75 shares issued	614,846
Retained earnings	2,372,742
Less 34 shares of common stock in treasury, at cost	(329,694)
Total stockholders' equity	2,657,894
	$ 2,979,273

See notes to statement of financial condition

Notes to Statement of Financial Condition
December 31, 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cantor, Weiss & Friedner, Inc. (the "Company") is a registered broker/dealer, clearing all of its customer transactions through a correspondent broker on a fully disclosed basis. The Company also trades securities on margin for its own account.

[2] Security transactions and commission revenue and expenses are recorded on a trade date basis. Securities owned and securities sold short are valued at market value with unrealized gains or losses reflected in operations.

[3] Furniture, fixtures, office equipment and leasehold improvements are stated at cost. Depreciation is provided on both the straight-line and accelerated methods over the estimated useful lives of the respective assets or over the lease term.

[4] The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statement. Actual results could differ from those estimates.

NOTE B - INCOME TAXES

The Company reports on a cash basis for income tax purposes. The Company elected to be treated as an S corporation pursuant to Section 1362 of the Internal Revenue Code. A similar election was made for state tax purposes. As a result of this election, the Company's income or loss is reportable on the individual tax returns of its stockholders who may withdraw such income without any additional tax consequences to them. The Company is subject to local income taxes. Accumulated S corporation earnings available for distribution are approximately $2,153,000.

NOTE C - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of approximately $2,492,000 which was $2,392,000 in excess of its required net capital. The Company's net capital ratio was .05 to 1.

NOTE D - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into transactions in securities sold short. These transactions contain off-balance-sheet risk whereby change in the market value may be in excess of amounts recognized in the statement of financial condition. At December 31, 2001, the Company had no short positions.

Substantially all of the Company's cash and securities positions are held by a custodian broker. The Company's custodian broker is highly capitalized and a member of major securities exchanges.

Although the Company clears its customer transactions through another broker/dealer, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE E - COMMITMENT - LEASE

The Company leases office space under a lease and sublease which expire in February 2007 and May 2004, respectively. The leases are subject to escalations for increases in real estate taxes and operating costs. The aggregate minimum annual rentals under the lease and sublease are approximately as follows:

Year Ending December 31,	Minimum Rentals
2002	$ 243,000
2003	248,000
2004	216,000
2005	191,000
2006	191,000
Thereafter	32,000
	$ 1,121,000

In lieu of a rent security deposit, the Company maintains an irrevocable standby letter of credit in favor of its landlord in the amount of $60,000.

NOTE F - 401(K) PLAN

The Company maintains a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code. Employees who have completed six months of service and have attained 21 years of age are eligible to participate. Participants may contribute up to 15% of their salary. The plan provides for discretionary employer matching contributions.

NOTE G - SUBORDINATED LOAN PAYABLE/SUBSEQUENT EVENT

The subordinated liability at December 31, 2001 consists of a borrowing under a subordination agreement of $200,000, which matures January 2002. Interest is payable at a rate of 8% per annum. The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule.

There were no changes in the subordinated loan payable during the year ended December 31, 2001. The loan was repaid at maturity in January 2002.